Filed Pursuant to Rule 253(g)(2)
File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 8 DATED NOVEMBER 20, 2018
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 13, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Updates

Senior Mortgage Loan – Larchmont Homes, LLC

On February 14, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a maximum principal balance of $1,720,000 (the “Square One Larchmont Senior Loan”). The borrower, Larchmont Homes, LLC, a California limited liability company (“Square One Larchmont”), used the loan proceeds to purchase approximately 10,000 square feet of land at 5000-5006 West Maplewood Avenue and 475 North Saint Andrews Place, Los Angeles, CA, that is currently entitled to build eight homes under the Los Angeles Small Lot Ordinance (the “Square One Larchmont Property”). On May 23, 2018, we increased our total investment amount to $2,805,000 and made several modifications to the existing agreements (the “Modified Larchmont Homes Senior Loan”). The borrower progressed design and construction documents, filed the construction documents with the city for building permits and obtained construction loan financing. Consequently, on November 16, 2018, Larchmont Homes, LLC paid off the total investment of $2,805,000. All interest payments have been paid in full during the investment period, and the investment has yielded an internal rate of return of approximately 10% through November 16, 2018.

Controlled Subsidiary Investment – Tapteal Member I, LLC

On February 16, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Tapteal Member I, LLC (“RSE Evergreen Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $1,745,000, which is the initial stated value of our equity interest in the RSE Evergreen Controlled Subsidiary. The RSE Evergreen Controlled Subsidiary used the proceeds to acquire a stabilized 98-unit garden style multifamily apartment property located at 1775 Columbia Park Trail, Richland, WA 99352 (the “Property”). The overall project level proceeds included $1,666,000, or $17,000 per unit, funded at closing for interior and exterior renovations that included full renovations of the clubhouse, landscaping and pool areas, as well as unit renovations including vinyl flooring upgrades, updated cabinets, appliances and countertops, and lighting. Renovations were ongoing as of the transaction date with 25 units under renovation at that time. On November 16, 2018, RSE Evergreen Controlled Subsidiary paid off the $1,745,000 original investment through an additional equity investment from Evergreen. All preferred return payments have been paid in full during the investment period, and the investment has yielded an internal rate of return of approximately 13.00% through November 16, 2018.